Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

ITURAN LOCATION AND CONTROL LTD.
PRESENTS RECORD RESULTS FOR THE SECOND QUARTER OF 2006

Year over year growth of 15% in revenues and 42% in net income

AZOUR, Israel - August 16, 2006 - Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the quarter ended June 30, 2006.

Highlights of the second quarter
—	Record results with strong growth across all parameters, with gross, operating and net profit continuing to show sequential and year-over year improvement.
—	Revenue and net income growth of 15.1% and 42.4% year over year, respectively.
—	The number of subscribers as of June 30th, 2006 reached 375,000, representing a 26% growth compared with 298,000 subscribers as of June 30th, 2005.

Revenues for the second quarter of 2006 reached US$25.0 million. This represents a 15.1% increase compared with revenues of US$21.7 million in the second quarter of last year. The main increase in revenues was driven by the continued broadening and growth of the Company’s subscriber base. Additionally, the Company’s expansion into Latin American and its projects in the Far East, have also begun to contribute to sales as well as the growth in the sales of AMR products.

Gross margin in the second quarter of 2006 was 49.6% compared with 47.5% in the second quarter of 2005. The main reasons for the continued improvement in gross margin over the last few quarters was primarily due to the operating leverage in the Company’s business model and the change in the product mix toward higher margins products.

Net profit was US$4.6 million in the second quarter of 2006, representing growth of 42.4% over the US$3.2 million as reported for the second quarter of 2005. Fully diluted EPS in the second quarter of 2006 was US$0.20 compared with US$0.17 per fully diluted share in the second quarter of 2005. Due to the Company’s initial public offering on the NASDAQ, the number of shares grew from 19.1 million in the second quarter of 2005 to 23.5 million in the second quarter of 2006.

Cash flow from operations during the second quarter of 2006 was US$2.9 million. As of June 30th, 2006 the company had a net cash position (including marketable securities) of US$54.6 million compared with net liabilities of US$1.8 million on June 30th, 2005.

The Board of Directors of Ituran decided to allocate $250,000 to support Kiryat Shmona, a town in the north of Israel that was one of the worst hit areas in Israel during the recent hostilities that took place in the region. This is in addition to the support that Ituran provides to this town on a regular basis.

Eyal Sheratzky, Co-CEO of Ituran said, “We are happy with the results and they are inline with our expectations. Our core business continues to grow strongly and the leverage inherent in our business model is enabling our margins to increase on a quarter-by-quarter basis, providing ever-stronger growth in our bottom line. Given the good results that we have shown over the last year, as well as the inherent unrealized value in our stock, we felt we should reward our shareholders through a share buy-back. “

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Mr. Sheratzky concluded, “The first half of 2006 has been good for us from both a financial point of view and from a long-term, strategic stand. We are well positioned internationally in countries with strong growth potential such as Brazil, Argentina, China and South Korea, while our core business in Israel remains strong. We expect our growth to continue over the rest of the year.”

Conference Call Information

The Company will also be hosting a conference call today, August 16 at 10am EDT. On the call, management will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 5 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 866 229 7198
UK Dial-in Number: 0 800 917 9141
ISRAEL Dial-in Number: 03 918 0610
INTERNATIONAL Dial-in Number: +972 3 918 0610

At:
10am Eastern Time, 7am Pacific Time, 5pm Israel Time

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call in the investor relations section of Ituran’s website, at: www.ituran.com

About Ituran

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 375,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location-based services and has a market-leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Company Contact

Udi Mizrachi (udi_m@ituran.com)
VP Finance, Ituran
(Israel) +972 3 557 1348

International Investor Relations Contacts

Ehud Helft (Ehud@gkir.com)
Kenny Green (Kenny@gkir.com)
GK Investor Relations
(US) +1-866-704-6710

Investor Relations in Israel

Oded ben horin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620

*** TABLES TO FOLLOW ***

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ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statementsas

of June 30, 2006

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES

Consolidated Interim Financial Statementsas

of June 30, 2006

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2005	June 30, 2006
	(audited)	(unaudited)

Current assets

Cash and cash equivalents	58,429	37,839
Investment in marketable securities	-	17,482
Accounts receivable (net of allowance for doubtful accounts)	22,494	24,726
Other current assets	2,747	3,101
Inventories	6,330	9,627

	90,000	92,775

Long-term investments and debit balances

Investments in affiliated companies	872	893
Accounts receivable	280	280
Deposit	1,300	1,367
Deferred income taxes	5,168	5,195
Funds in respect of employee rights upon retirement	2,959	3,302

	10,579	11,037

Property and equipment, net	9,904	16,159

Intangible assets, net	3,201	2,989

Goodwill	2,800	2,869

Total assets	116,484	125,829

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM BALANCE SHEETS

	US dollars
(in thousands)	December 31, 2005	June 30, 2006
	(audited)	(unaudited)

Current liabilities

Credit from banking institutions	3,315	731
Accounts payable	10,298	14,624
Deferred revenues	3,900	4,313
Advances, net of work in progress inventory	-	434
Other current liabilities	11,492	10,154

	29,005	30,256

Long-term liabilities

Long-term loans from banking institutions	373	-
Liability for employee rights upon retirement	4,504	4,491
Deferred income taxes	212	571

	5,089	5,062

Minority interest	734	767

Capital Notes	5,894	5,894

Total shareholders' equity	75,762	83,850

Total liabilities and shareholders' equity	116,484	125,829

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIESCONSOLIDATED
INTERIM STATEMENTS OF INCOME

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands except per share data)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues:
Location-based services	20,565	26,022	10,783	13,199
Wireless communications products	20,958	23,000	10,890	11,773
Other	2,162	-	23	-

	43,685	49,022	21,696	24,972

Cost of revenues:
Location-based services	7,393	8,534	3,728	4,452
Wireless communications products	14,686	16,346	7,722	8,129
Other	1,573	-	(66)	-

	23,652	24,880	11,384	12,581

Gross profit	20,033	24,142	10,312	12,391
Research and development expenses	1,600	1,492	803	809
Selling and marketing expenses	2,206	2,579	1,407	1,402
General and administrative expenses	6,823	8,130	3,695	4,090
Other expenses (income), net	(5)	6	(7)	10

Operating income	9,409	11,935	4,414	6,080
Financing income (expenses), net	(41)	592	189	175

Income before taxes on income	9,368	12,527	4,603	6,255
Taxes on income	(2,133)	(2,929)	(1,302)	(1,445)

	7,235	9,598	3,301	4,810
Share in losses of affiliated companies, net	(88)	(149)	(57)	(36)
Minority interests in income of subsidiaries	(62)	(276)	21	(127)

Net income for the period	7,085	9,173	3,265	4,647

Earnings per share
Basic	0.38	0.40	0.17	0.20

Diluted	0.36	0.39	0.17	0.20

Weighted average number of shares outstanding
(in thousands):
Basic	18,614	23,117	18,610	23,142

Diluted	19,140	23,482	19,130	23,482

ITURAN LOCATION AND CONTROL LTD. AND ITS SUBSIDIARIES
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Six month period ended June 30,		Three month period ended June 30,
(in thousands)	2005	2006	2005	2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operating activities

Net income for the period	7,085	9,173	3,265	4,647

Adjustments to reconcile net income to net cash from operating activities:

Depreciation and amortization	1,812	1,821	954	982
Exchange differences on principal of deposit and loan, net	(224)	(19)	158	(27)
Exchange differences on principal of marketable securities,
net	-	172	-	(108)
Increase (decrease) in liability for employee rights upon
retirement	208	(178)	119	27
Share in losses of affiliated companies, net	88	149	57	36
Deferred income taxes	196	295	1,045	607
Capital gains on sale of property and equipment, net	-	(27)	-	(35)
Minority interests in profits (losses) of subsidiaries, net	62	272	(21)	123
Increase in accounts receivable	(3,530)	(2,264)	(653)	(1,209)
Decrease (increase) in other current assets	(801)	(34)	(673)	257
Decrease (increase) in inventories and contracts in process,
net	(431)	(2,631)	287	(663)
Increase in accounts payable	2,667	2,299	1,820	4
Increase (decrease) in deferred revenues	(260)	270	(943)	(195)
Increase (decrease) in other current liabilities	2,593	(1,801)	524	(1,542)

Net cash provided by operating activities	9,465	7,497	5,939	2,904

Cash flows from investing activities

increase in funds in respect of employee rights upon
retirement, net of withdrawals	(142)	(234)	(62)	(85)
Capital expenditures	(1,654)	(5,887)	(1,164)	(4,094)
Proceeds from sale of property and equipment	-	45	-	45
Purchase of intangible assets and minority interest	(941)	(23)	(635)	-
Investment in marketable securities	-	(46,817)	-	(2,698)
Sale of marketable securities	-	29,731	-	26,662
Loan granted to affiliated company	(231)	(138)	(231)	11

Net cash used in investment activities	(2,968)	(23,323)	(2,092)	19,841

Cash flows from financing activities

Short-term credit from banking institutions, net	(22)	(184)	(294)	43
Repayment of long-term loans	(3,326)	(2,835)	(1,912)	(1,643)
Dividend paid	(2,684)	(3,705)	(2,684)	(3,705)
Proceeds from exercise of options by employees	14	8	12	8
Acquisition of minority interests in subsidiaries	-	(21)	-	-
Dividend distribution to minority interest of a subsidiary	-	(172)	-	(172)

Net cash used in financing activities	(6,018)	(6,909)	(4,878)	(5,469)

Effect of exchange rate changes on cash and cash equivalents	(268)	2,145	(212)	2,922

Net increase (decrease) in cash and cash equivalents	211	(20,590)	(1,243)	20,198
Balance of cash and cash equivalents at beginning of period	4,604	58,429	6,058	17,641

Balance of cash and cash equivalents at end of period	4,815	37,839	4,815	37,839